FOR IMMEDIATE RELEASE	TSX: WPM
January 12, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES NEW PRECIOUS METALS PURCHASE AGREEMENT WITH FIRST MAJESTIC IN CONJUNCTION WITH PRIMERO'S SALE OF THE SAN DIMAS MINE

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its wholly owned subsidiary Wheaton Precious Metals International Ltd. ("Wheaton International") has agreed to a new precious metals purchase agreement (the "First Majestic PMPA") relating to the San Dimas mine, in conjunction with the proposed transaction announced today under which First Majestic Silver Corp. ("First Majestic") will acquire Primero Mining Corp. ("Primero") pursuant to a plan of arrangement (the "Arrangement").

Wheaton International has agreed to terminate the existing San Dimas silver purchase agreement with Primero (the "Existing SPA") and enter into the First Majestic PMPA, which includes the following terms:
•	25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1[1] from San Dimas
•
For each ounce of gold delivered, Wheaton International will pay to First Majestic a production payment equal to the lesser of US$600/oz, subject to a 1% annual inflationary adjustment, and the prevailing market price

•	First Majestic to provide a corporate guarantee; security to be limited to San Dimas assets
•	Area of interest that is subject to the First Majestic PMPA remains unchanged from the Existing SPA[2]

As part of the transaction, in addition to the new stream Wheaton International will receive 20,914,590 First Majestic common shares reflecting an aggregate value of US$151 million3 (the "First Majestic Shares").

"San Dimas has operated for over 130 years and is the mine Wheaton was founded on in 2004. With the new streaming arrangement being linked to a combination of gold and silver production, we believe San Dimas will continue to deliver significant value to Wheaton for many years to come while also providing economic and social opportunities to the community of Tayoltita," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "First Majestic has a long history of operating in Mexico and an expertise in mining narrow vein underground deposits similar to San Dimas. Given their experience and a renewed focus on mining the entire deposit, including the silver rich areas, we are excited to welcome First Majestic as a partner."

The termination of the Existing SPA and the effectiveness of the First Majestic PMPA remain subject to a number of conditions, including completion of the Arrangement. The
First Majestic Shares will represent approximately 11% of First Majestic's current issued and outstanding shares and will be subject to a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.

In addition, at the time of closing of the Arrangement, Wheaton International has agreed to release the guarantee previously provided by Goldcorp Inc. ("Goldcorp") under the Existing SPA in consideration for a payment of US$10 million from Goldcorp to Wheaton International. Furthermore, the US$0.50 per ounce penalty for each ounce less than 215 million ounces delivered by 2031 will be extinguished.

In order to facilitate the closing of the Arrangement, Wheaton also announces that it has agreed to extend the guarantee previously provided by Wheaton and certain of its subsidiaries under Primero's existing revolving credit facility to the earlier of April 30, 2018, and the completion or termination of the Arrangement.

Impact to Wheaton Precious Metals
The silver stream on San Dimas represented on average approximately 10% of Wheaton's total historical production over the past three years at approximately 5.4 million silver ounces per year. Under the First Majestic PMPA, San Dimas is expected to contribute on average approximately 40,000 to 45,000 ounces of gold production4 annually to Wheaton's total production over the next five years. The Company will update its five-year average annual guidance for both silver and gold when it releases its fourth quarter and full year results for 2017.

Mineral Reserves and Resources will be updated under due course in the first half of 2018 and include any changes due to the amendments to the stream subject to the successful closing of the Arrangement.

Advisors and Counsel
BMO Capital Markets acted as financial advisor and Cassels Brock & Blackwell LLP and Goodmans LLP acted as legal counsel to Wheaton.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

End Notes
1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.
2 Wheaton has a right of first refusal on certain areas outside of the current area of interest. In addition, to the extent ore from certain areas outside of the current area of interest is processed through the San Dimas' mill, such ore will be subject to the stream.
3 Number of First Majestic Shares is based on the 20-day volume weighted average price of the First Majestic common shares ending as of January 10, 2018, which common shares will be issuable upon termination of the Existing SPA.
4 Gold production is based on a silver / gold ratio of 70:1.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	statements with respect to the completion of the Arrangement;
•	statements with respect to the termination of the Existing SPA and the payments to be made to Wheaton International, including the delivery of the US$151 million in First Majestic Shares;
•	statements with respect to the termination of the Goldcorp guarantee and the payment to be made to Wheaton International;
•
statements with respect to the satisfaction of the conditions relating to the First Majestic PMPA, payment by Wheaton International of US$220 million and the satisfaction of each party's obligations in accordance with the First Majestic PMPA;

•	the receipt by the Company of gold and gold equivalent production in respect of the San Dimas mine;
•	the ability to sell the First Majestic Shares after the expiry of hold periods and the value that may be realized for such First Majestic Shares;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton Precious Metals' production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Wheaton Precious Metals' production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine which concluded in April 2017 and any other labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	the ability of Primero to achieve expected production levels;
•	the Guarantee of the Primero Facility;
•	possible amendments to the San Dimas silver purchase agreement as a result of any strategic process or discussions with Primero;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton Precious Metals to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	specific risks relating to the completion of the Arrangement;
•
any specific risks related to the termination of the Existing SPA, including termination before the implementation of the First Majestic PMPA, and the receipt of all payments, including the First Majestic shares;

•	any specific risks relating to the satisfaction of the conditions relating to the First Majestic PMPA;
•	the satisfaction of each party's obligations in accordance with the terms of the First Majestic PMPA;
•	risks related to the sale of the First Majestic Shares, including the value that may be realized;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Wheaton Precious Metals purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton Precious Metals receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to profitably operate the San Dimas mine due to the impact of the strike or other labour disruptions;
•	Primero not being able to continue as a going concern;
•	Primero determining that it is uneconomic to continue mining operations at the San Dimas mine and ceasing such mining operations;
•	Primero not being able to achieve expected production levels;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•	Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Guarantee;
•	amendments to the San Dimas silver purchase agreement have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Wheaton Precious Metals' interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;

•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton Precious Metals' acquisition strategy;
•	risks related to the market price of the common shares of Wheaton Precious Metals;
•	equity price risks related to Wheaton Precious Metals' holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton Precious Metals and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton Precious Metals or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton Precious Metals and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton Precious Metals and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton Precious Metals' Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton Precious Metals' Form 40-F filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C., together with Wheaton Precious Metal's financial statements, managements' discussion and analysis for the periods ended March 31, 2017, June 30, 2017 and September 30, 2017 available on SEDAR and respective Form 6-Ks on file with the U.S Securities and Exchange Commission, all as filed May 9, 2017, August 10, 2017 and November 9, 2017 (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that the Arrangement will be completed;
•	the payments to be made to Wheaton International for termination of the Existing SPA will be made;
•	the payment to be made to Wheaton International for termination of the Goldcorp guarantee will be made;
•	the conditions related to the First Majestic PMPA will be satisfied;
•	the payment of US$220 million to First Majestic and the satisfaction of each party's obligations in accordance with the terms of the First Majestic PMPA will be completed;
•	that the value realized for the First Majestic Shares will be equivalent to at least US$151 million;

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that the impact on Primero of the unionized employee strike or other labour disruptions at the San Dimas mine will not be significant;
•	that Primero is able to continue as a going concern;
•	that Primero will not determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	that Primero is able to achieve expected production levels;
•	that Primero will make all required payments and not be in default under the Primero Facility;
•	that any amendments to the San Dimas silver purchase agreement will not have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•	Wheaton Precious Metals' ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Wheaton Precious Metals will be successful in challenging any reassessment by the CRA;
•	Wheaton Precious Metals has properly considered the application of Canadian tax law to its structure and operations;
•	Wheaton Precious Metals will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Wheaton Precious Metals has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Wheaton Precious Metals will not change its business as a result of any CRA reassessment;
•	Wheaton Precious Metals' ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton Precious Metals' Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton Precious Metals has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton Precious Metals. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton Precious Metals' expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton Precious Metals does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.